Exhibit 99.1

Inspira™ Receives CSA Certification of Compliance to U.S. Standards for the INSPIRA™ ART100

Ra’anana, Israel, April 25, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, announced that it has received the Canadian Standards Association (CSA) Certification of Compliance to U.S. standards for the INSPIRA ART100 device.

This is a positive recognition of our product’s quality and safety standards. We believe, subject to U.S. Food and Drug Administration (FDA) regulatory clearance, that this is an important milestone on the path towards attaining market access for our medical device, with the INSPIRA ART100 having undergone advanced testing and certification to evaluate compliance with safety and performance requirements defined by the CSA.

The Certification of Compliance allows for the INSPIRA ART100 System to bear the CSA Mark; C878081 MEDICAL ELECTRICAL EQUIPMENT/SYSTEMS - Certified to U.S. Standards.

Inspira Chief Operations Officer, Mr. Avi Shabtay stated: “This certification is more than just a mark of compliance. It is a sign of our unwavering commitment to the highest standards of product quality and safety.”

About CSA

CSA Group is an independent, not-for-profit and impartial organization that develops standards and codes serving industry, government, consumers and other interested parties in Canada and the global marketplace. CSA Group works to develop standards that address real needs, such as enhancing public safety and health, advancing the quality of life, helping to preserve the environment and facilitating trade. Accredited by the Standards Council of Canada, CSA Group has developed more than 3,000 standards, codes and related products for the safety, design or performance of a wide range of products and services.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it states that the receipt of the CSA mark is an important milestone on the path towards attaining market access for the INSPIRA ART100 , subject to FDA regulatory clearance or when it states that the receipt of the mark is a sign of its unwavering commitment to the highest standards of product quality and safety. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-100

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